Exhibit (a)(5)(B)

News Release Not intended for UK Media	Bayer AG Communications 51368 Leverkusen Germany Tel. +49 214 30-1 www.press.bayer.com

Bayer commences cash tender offer for all outstanding shares of Conceptus, Inc.

Leverkusen, May 7, 2013 – Bayer’s planned acquisition of Conceptus, Inc., based in Mountain View, California (NASDAQ:CPTS) is entering its next phase: Evelyn Acquisition Company, a subsidiary established by Bayer HealthCare LLC, Tarrytown, N.Y., for the purpose of the acquisition, is commencing today a cash tender offer for all the shares of Conceptus, Inc. at a price of US$31.00 per share. The total value of the transaction amounts to approximately US$ 1.1 billion (equivalent to EUR 852 million). The board of directors of Conceptus has unanimously recommended that its stockholders accept the offer, which expires at 12:00 midnight, New York City time on June 5, 2013 (one minute after 11:59 p.m., New York City time, on June 4, 2013), unless the tender offer is extended or earlier terminated by Bayer in accordance with the Merger Agreement (defined below). Completion of the tender offer is conditioned upon a minimum tender of at least a majority of Conceptus’ outstanding shares (on a fully diluted basis), antitrust clearance in the United States, and other closing conditions specified in the Offer to Purchase, dated May 7, 2013, which was filed by Bayer with the U.S. Securities and Exchange Commission (the “SEC”) today.

The tender offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 28, 2013 (the “Merger Agreement”), which Bayer announced on April 29, 2012. Conceptus has developed Essure®, the only non-surgical permanent birth control method, which it markets in the U.S. and other countries. Following the acquisition, Bayer will be able to offer a complete range of short-term, long-term and permanent contraceptive choices for women.

Bayer, Bayer HealthCare LLC, and Evelyn Acquisition Company filed with the SEC today a Tender Offer Statement on Schedule TO (the “Schedule TO”), including an Offer to Purchase (the “Offer to Purchase”), a related Letter of Transmittal (the “Letter of Transmittal”) and other related materials, setting forth in detail the complete terms and conditions of the tender offer. Additionally, Conceptus filed with the SEC today a Solicitation/Recommendation Statement on Schedule 14D-9 related to the tender offer.

Bayer: Science For A Better Life

Bayer is a global enterprise with core competencies in the fields of health care, agriculture and high-tech materials. As an innovation company, it sets trends in research-intensive areas. Bayer’s products and services are designed to benefit people and improve the quality of life. At the same time, the Group aims to create value

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through innovation, growth and high earning power. Bayer is committed to the principles of sustainable development and acts as a socially and ethically responsible corporate citizen. In fiscal 2012, the Group employed 110,500 people and had sales of EUR 39.8 billion. Capital expenditures amounted to EUR 2.0 billion, R&D expenses to EUR 3.0 billion. For more information, go to www.bayer.com.

About Bayer HealthCare

The Bayer Group is a global enterprise with core competencies in the fields of health care, agriculture and high-tech materials. Bayer HealthCare, a subgroup of Bayer AG with annual sales of EUR 18.6 billion (2012), is one of the world’s leading, innovative companies in the healthcare and medical products industry and is based in Leverkusen, Germany. The company combines the global activities of the Animal Health, Consumer Care, Medical Care and Pharmaceuticals divisions. Bayer HealthCare’s aim is to discover, develop, manufacture and market products that will improve human and animal health worldwide. Bayer HealthCare has a global workforce of 55,300 employees (Dec 31, 2012) and is represented in more than 100 countries. More information at www.healthcare.bayer.com.

Contact:

Günter Forneck, Tel. +49 214 30-50446

E-Mail: guenter.forneck@bayer.com

fo	(2013-0278E)

IMPORTANT INFORMATION ABOUT THE OFFER

The tender offer described in this press release has commenced, but this press release is neither an offer to purchase nor a solicitation of an offer to sell shares. The solicitation and the offer to buy all of the outstanding Conceptus shares is being made pursuant to the Tender Offer Statement on Schedule TO filed by Bayer, Parent and Purchaser with the SEC on May 7, 2013. Conceptus also filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer with the SEC on May 7, 2013. Conceptus stockholders and other investors are urged to read the relevant tender offer documents (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement because they contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/ Recommendation Statement, will be made available to all stockholders of Conceptus, Inc. at no expense to them. The tender offer documents and the Solicitation/Recommendation Statement are available for free at the SEC’s web site at www.sec.gov. Free copies of these materials will also be available from the Information Agent.

In addition to the Solicitation/Recommendation Statement, Conceptus files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Conceptus at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Conceptus’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This release may contain forward-looking statements based on current assumptions and forecasts made by Bayer Group or subgroup management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

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